FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

ROGERS COMMUNICATIONS INC.
(Translation of registrant's name into English)

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Alan D. Horn
Alan D. Horn
Vice President, Finance and Chief Financial Officer

Date: May 26, 2005

Exhibit Index

Exhibit
Number	Description

99.1
This Form 6-K/A amends Form 6-K filed on March 18, 2005. On January 1, 2005, Rogers Communications Inc. adopted the amended provisions of The Canadian Institute of Chartered Accountants Handbook Section 3860, "Financial Instruments - Disclosure and Presentation" ("Section 3860") with retroactive application and, as a result, have reflected the impact of this new accounting policy in the consolidated balance sheets as at December 31, 2004 and 2003 and in the consolidated statements of income and cash flows for each of the years in the two year period ended December 31, 2004. The original Form 6-K, Management's Discussion and Analysis and the Consolidated Financial Statements, has been amended to reflect the retroactive application of Section 3860. As a result of retroactively adopting the amended provisions of Section 3860, the liability portion of the Convertible Preferred Securities has been reclassified to long-term debt and the related interest expense and accretion have been included in the consolidated statements of income. These changes do not affect earnings (loss) per share since the interest and accretion have, in prior years, been deducted from net income (loss) in determining the earnings (loss) per share. Refer to the section entitled "New Accounting Standards".